LOAN AGREEMENT
between
9373721 Canada Inc.
as Borrower,
and
Anglo Pacific Group PLC
as Lender
Dated as of January 31, 2017

23058946.2

TABLE OF CONTENTS

DEFINITIONS 1
1.1
Certain Defined Terms 1
1.2
Accounting Terms. 1
1.3
Other Definitional Provisions. 1
2
LOAN AND COLLATERAL 1
2.1
Loan 1
2.2
The Loan Collateral Account 1
2.3
Evidence of Indebtedness. 1
2.4
Taxes. 1
2.5
Payments and Prepayments. 1
2.6
[Not used.] 1
2.7
Use of Proceeds 1
3
CONDITIONS TO CLOSING 1
3.1
Conditions to Closing. 1
4
BORROWER’S REPRESENTATIONS AND WARRANTIES 1
4.1
Organization; Powers; Capitalization. 1
4.2
Authorization of Borrowing; No Conflict. 1
4.3
[Not used]. 1
4.4
Indebtedness and Liabilities. 1
4.5
Title to Properties; Liens. 1
4.6
Litigation; Adverse Facts. 1
4.7
Agreements. 1
4.8
Solvency. 1
4.9
Subsidiaries. 1
4.10
Foreign Corrupt Practices. 1
4.11
SPV Status. 1
4.12
Affiliate Transactions. 1
4.13
Off-Balance Sheet Transactions. 1
4.14
Loans to Shareholders, Directors, Officers or Affiliates. 1
4.15
Disclosure. 1
5
AFFIRMATIVE COVENANTS 1
5.1
Reports. 1
5.2
Information. 1
5.3
Inspection. 1
5.4
Corporate Existence. 1
5.5
Compliance with Laws. 1
5.6
Further Assurances. 1
5.7
[Not used.] 1
5.8
Accuracy of Information. 1
5.9
[Not used.] 1
5.10
Loan Documents 1
5.11
Amendments or Termination of the Toll Milling Agreement. 1
5.12
[Not used.] 1
5.13
[Not used.] 1
6
NEGATIVE COVENANTS 1
6.1
Indebtedness and Liabilities. 1
6.2
Transfers, Liens and Related Matters. 1
6.4
Charter Documents. 1
6.5
Loan Documents. 1
7
DEFAULT, RIGHTS AND REMEDIES 1
7.1
Event of Default. 1
7.2
Termination. 1
7.3
[Not used.] 1
7.4
Waivers; Non-Exclusive Remedies. 1
7.5
Performance of Covenants by the Lender. 1
8
MISCELLANEOUS 1
8.1
Assignments. 1
8.2
Expenses and Attorney’s Fees. 1
8.3
Indemnity. 1
8.4
Amendments and Waivers. 1
8.5
Notices. 1
8.6
Survival of Warranties and Certain Agreements. 1
8.7
Marshaling; Payments Set Aside. 1
8.8
Entire Agreement. 1
8.9
[Not used.] 1
8.10
Headings. 1
8.11
Governing Law. 1
8.12
Successors and Assigns. 1
8.13
No Fiduciary Relationship; Limitation of Liabilities. 1
8.14
Consent to Jurisdiction; Consent to Service. 1
8.15
Construction. 1
8.16
Counterparts; Effectiveness. 1
8.17
No Duty. 1
8.18
Communications between the Borrower and the Lender. 1
8.19
Conflict of Documents. 1
8.20
Invalidity of Provisions 1
8.21
Computation of Time Periods 1
8.22
Time of the Essence 1
8.23
Currency 1
8.24
Approvals and Consents 1
8.25
Non-Business Days 1
8.26
Judgment Currency. 1
8.27
Tax Indemnity 1

23058946.2

LOAN AGREEMENT
This LOAN AGREEMENT is dated as of January 31, 2017 and entered into by and between 9373721 Canada Inc., a corporation incorporated under the laws of Canada (together with its successors and assigns, the “Borrower”), and ANGLO PACIFIC GROUP PLC, a public company formed under the laws of England and Wales (the “Lender”).
RECITALS
WHEREAS the Lender has agreed to lend to the Borrower funds in the amount of CAD $40,800,000, to be on-lent to Denison Mines Inc. (“DMI”) pursuant to a loan agreement between the Borrower and Denison Mines Inc. dated as of the date hereof;
AND WHEREAS the Borrower and the Lender have agreed to enter into this loan agreement (this “Agreement”) to set out the terms and conditions of the loan from the Lender to the Borrower;
NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the Borrower and the Lender agree as follows:
1
DEFINITIONS
1.1
Certain Defined Terms
The following terms used in this Agreement shall have the following meanings:
“Accumulation Period” means, with respect to any Payment Date, the period commencing on the immediately preceding Payment Date and ending on the Business Day immediately preceding such current Payment Date; provided that the first Accumulation Period shall commence on, and include, July 1, 2016, and shall end on, and include, the Business Day immediately preceding the first Payment Date.
“Acquirer” means, in relation to an acquisition of outstanding voting securities of Denison constituting a Change of Control of Denison, each Person (or each Person comprising a group of Persons acting in concert) which acquires beneficial ownership, in each case directly or indirectly, of such outstanding voting securities of Denison.
“Acquirer Criteria” means, in relation an Acquirer and an acquisition of outstanding voting securities of Denison constituting a Change of Control, that such Person satisfies the following criteria as of the acquisition date:
(a)
either:
(i)
the Acquirer or its Ultimate Parent has securities that are listed on one or more public stock exchanges in Canada, the USA, Australia, the United Kingdom, Japan or the European Union, having a pro forma public float of at least $[dollar amount redacted] (or the equivalent in another currency); or
(ii)
the Acquirer or its Ultimate Parent has a pro forma tangible net worth, evidenced by financial statements from its most recent fiscal year, of at least US$[dollar amount redacted] and, if Denison has a credit rating as of the acquisition date, the Acquirer or its Ultimate Parent has a credit rating which is at least equivalent to Denison’s credit rating on that date; and
(b)
neither the Acquirer nor its Ultimate Parent is known to be subject to or the subject of any current investigation, prosecution or conviction by any Governmental Authority in respect of corrupt practices or criminal activities; and
(c)
the Acquirer has satisfied any applicable requirements under the Investment Canada Act in connection with the acquisition.
“Administrative Services Agreement” means the administrative services agreement between the Borrower (as administrative services recipient) and DMI (as administrative services provider) dated on or about the date of this Agreement, as it may be amended, modified, supplemented or restated from time to time, providing for the provision of administrative services by DMI to the Borrower.
“Affiliate” means, in relation to any Person (in this definition, the “relevant party”), any other Person that directly or indirectly, Controls, is Controlled by or is under common Control with, the relevant party.
“Agreement” means this Loan Agreement as it may be amended, restated, supplemented or otherwise modified from time to time.
“Arrangement Fee” means an arrangement fee payable by Denison to the Lender in the amount of $435,000.
“Arrangement Fee Warrants” means 1,673,077 warrants in form and substance acceptable to the Lender issued by Denison to the Lender, in payment of the Arrangement Fee, which shall:
(a)
have an exercise price of $1.27 each;
(b)
be exercisable immediately upon issuance; and
(c)
have a term of expiry of three (3) years.
“Asset Disposition” means the disposition, in any transaction or series of related transactions, whether by sale, lease or transfer, of any, all, or substantially all, of the Borrower Property.
“Available Funds” means, with respect to a Payment Date, the amount on deposit in the Loan Collateral Account on the Business Day immediately preceding the Payment Date (together with any investment proceeds therefrom).
“BNS Credit Agreement” has the meaning given to it in the Intercreditor Agreement.
“Borrower” has the meaning given to that term in the preamble to this Agreement.
“Borrower Property” means, all of the Borrower’s personal property and real property.
“Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the Province of Ontario or the United Kingdom or is a day on which banking institutions located in the Province of Saskatchewan, the Province of Ontario or the United Kingdom are permitted to be closed.
“Capital Stock” means common shares of capital stock, partnership interests, ownership interests, beneficial interests or other equity interests in any Person or any warrants, options or other rights to acquire any such interests.
“Change of Control” means that any Person or combination of Persons acting in concert acquires beneficial ownership, in each case directly or indirectly, of 50% or more of the outstanding voting securities of Denison.
“Cigar Lake Joint Venture” means Cameco Corporation, AREVA Resources Canada Inc., Idemitsu Uranium Exploration Canada Ltd. and Tepco Resources operating as a joint venture pursuant to a joint venture agreement made effective January 1, 2002, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.
“Cigar Lake Mine” means all mines and related facilities owned by the Cigar Lake Joint Venture.
“Closing Date” means the date on which the Lender confirms in writing to the Borrower that all of the conditions to closing set out in Section 3.1 have been satisfied or waived.
“Collateral” means the right, title and interest of the Borrower in and to: (a) the DMI Loan Agreement, including any and all payments made by DMI or Denison with respect to the DMI Loan Agreement; (b) the Loan Collateral Account; (c) the Related Contractual Rights; and (d) all income, distributions, remittances and proceeds in respect of the foregoing.
“Control”, “Controls” and “Controlled” means, when used with respect to any Person, the power, directly or indirectly, to direct or cause the direction of the management or policies of such Person (whether through ownership of Capital Stock which carries the right to vote, by contract or otherwise); provided that, in any event and without limitation, any Person or combination of Persons acting jointly or in concert who owns or own, directly or indirectly, more than 50% of the Capital Stock having ordinary voting power for the election of the directors of, or Persons performing similar functions for, such Person will be deemed to Control such Person (irrespective of whether at the time any other Capital Stock of such Person of any other class shall or might have voting power upon the occurrence of any contingency).
“Default” means a condition, act or event that, after notice or lapse of time or both, would constitute an Event of Default.
“Denison” means Denison Mines Corp, a corporation incorporated under the laws of the Province of Ontario, together with its successors and permitted assigns.
“Denison Guarantee” means the limited recourse guarantee dated the date hereof and delivered by Denison in favor of the Borrower (and upon assignment thereof to the Lender, in favor of the Lender), as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.
“Dollars”, “Canadian Dollars” and “$” means lawful money of Canada.
“DMI Loan” means the loan made by the Borrower to DMI in accordance with the DMI Loan Agreement.
“DMI Loan Agreement” means the loan agreement dated as of the date of this Agreement between the Borrower (as lender) and DMI (as borrower), as amended, supplemented or otherwise modified from time to time.
“DMI Share Pledge” means the Share Pledge Agreement dated as of the date hereof by Denison in favour of the Borrower (and upon assignment thereof to the Lender, in favor of the Lender) under which Denison pledges its shares of DMI as security for and in respect of Denison’s obligations under the Denison Guarantee, as amended, restated, supplemented or otherwise modified from time to time.
“Equity Securities” means, in respect of a Person, any securities (a) having voting rights in the election of the board of directors of the Person that are not contingent upon default; (b) evidencing an ownership interest in the Person; or (c) that are convertible into or exercisable or exchangeable for any of the foregoing (other than unexercised options issued to an employee, consultant, officer or director of the Person or any of its Affiliates pursuant to an incentive option plan or otherwise), or any agreement or commitment to issue any of the foregoing.
“Event of Default” means any of the events set forth in Section 7.1 hereof.
“Fiscal Quarter” means each period of three months ending on March 31, June 30, September 30 or December 31 in each calendar year.
“Fiscal Year” means each twelve (12) month period ending on December 31, or any other date which the Borrower uses as its financial year end for financial reporting purposes in compliance with GAAP.
“GAAP” means generally accepted accounting principles in Canada as approved by the Canadian Institute of Chartered Accountants in effect from time to time; and for greater certainty to the extent that IFRS have been adopted by the Canadian Institute of Chartered Accountants in replacement for generally accepted accounting principles, “GAAP” shall be deemed to refer to IFRS.
“Governmental Agency” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board, or authority of any of the foregoing; or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.
“Guarantee” means the Denison Guarantee and any other guarantee provided by an Acquirer or its Ultimate Parent in the circumstances referred to in paragraph (a) of the definition of Permitted Change of Control.
“Guarantor” means a Person that has provided a Guarantee.
“IFRS” means the International Financial Reporting Standards, as modified from time to time, issued by the International Accounting Standards Board or any successor thereto.
“Indebtedness” means, of the Borrower, (a) indebtedness for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices; (b) other indebtedness which is evidenced by a note, bond, debenture or similar instrument; (c) obligations under any capital lease; (d) reimbursement obligations under bankers’ acceptances and contingent obligations in respect of any letter of credit, bank guarantee or surety bond; (e) to the extent accelerated, obligations under any uranium or commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, any other exchange or rate protection, any combination of such transactions or any option with respect to any such transaction; and (f) the Borrower’s contingent obligations under any guarantee or other agreement assuring payment of any obligations of the Borrower of the type described in the foregoing clauses (a) to (e).
“Insolvency Event” means, in relation to any Person, (a) the commencement by that Person or by any other Person of proceedings for the dissolution, liquidation or winding up of such Person (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement); or (b) that Person ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian.
“Intercreditor Agreement” means the Intercreditor Agreement dated on or about the date of this Agreement among The Bank of Nova Scotia, Denison, DMI, the Borrower, the Lender and Centaurus Royalties Ltd, as amended, supplemented or otherwise modified from time to time.
“JEB Mill” has the meaning given to it in the Toll Milling Agreement.
“Joint Venture Agreement” means the joint venture agreement dated March 17, 1993 between DMI (as assignee of the interest of Denison Energy Inc.), OURD (Canada) Co. Ltd. and AREVA Resources Canada Inc., as successor in interest to Total Minatco Ltd., as amended by a first amending agreement dated December 1, 2000, and subsequently amended by a second amending agreement dated January 1, 2002, as it may be amended, restated, supplemented or otherwise modified from time to time.
“Lender” means Anglo Pacific Group PLC, together with its successors and assigns permitted pursuant to Section 8.1 hereof.
“LIBOR” means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant currency and period displayed on pages LIBOR01 or LIBOR02 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters and if that rate is less than one per cent. (1.00%), LIBOR shall be deemed to be one per cent. (1.00%).
“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation, royalty or other security interest or encumbrance of whatever kind or nature, regardless of the form and whether consensual or arising by law (statutory or otherwise), that secures payment of any indebtedness or liability or the observance or performance of any obligation.
“Loan” means the loan made pursuant to Section 2.1 of this Agreement.
“Loan Collateral Account” means the Dollar denominated bank account held at The Bank of Nova Scotia identified as a collateral security account in the blocked account agreement dated on or about the date of this Agreement, between DMI, the Borrower, the Lender and The Bank of Nova Scotia with account number [account number redacted] (or such account as may replace this account as the loan collateral account from time to time in accordance therewith).
“Loan Documents” means this Agreement, the DMI Loan Agreement, each Guarantee, the Security Documents, the Intercreditor Agreement and all other instruments, documents, guaranties and agreements executed by or on behalf of the Borrower and delivered concurrently herewith or at any time hereafter to or for the Lender in connection with the Loan or any other transaction contemplated by this Agreement, all as amended, restated, supplemented or modified from time to time.
“Material Adverse Effect” means an event or circumstance that, taken alone or in conjunction with other events or circumstances, (a) has or could be reasonably expected to have a material adverse effect upon the creditworthiness of the Borrower; (b) results or could reasonably be expected to result in any reduction in DMI’s ownership interest in the McClean Lake Joint Venture below 22.5%; or (c) has or could be reasonably expected to have a material adverse effect upon (i) the ability of the Borrower or any Guarantor to perform its obligations under any Loan Document to which it is a party; or (ii) the validity or enforceability of any Loan Documents or the rights and remedies of the Lender thereunder.
“Maturity Date” means the thirteenth (13th) anniversary of the Closing Date.
“McClean Lake Joint Venture” means DMI, OURD (Canada) Co. Ltd. and AREVA Resources Canada Inc. operating as a joint venture in accordance with the Joint Venture Agreement, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.
“Mill Operator” means the Mill Operator as such term is defined in the Toll Milling Agreement.
“Obligations” means all obligations, liabilities and indebtedness of every nature of the Borrower from time to time owed to the Lender under the Loan Documents, including to pay the principal amount of the Loan, all debts, claims and indebtedness (whether incurred before or after the applicable Maturity Date), accrued and unpaid interest and all fees, costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and/or from time to time hereafter owing, due or payable including, without limitation, all interest, fees, costs and expenses accrued or incurred after the filing of any petition under any bankruptcy or insolvency law.
“Officer’s Certificate” means a certificate signed in the name of the Borrower by (a) any of the officer of the Borrower; or (b) any of the Chief Executive Officer, the Chief Financial Officer or any other senior executive officer of the administrative agent under the Administrative Services Agreement.
“Outstanding Balance” means, with respect to the Loan on a day (a) the principal amount of the advance made to the Borrower on the Closing Date, minus (b) the sum of (i) all amounts paid to the Lender in respect of principal for the Loan to and including such day, including pursuant to any Guarantee; and (ii) all amounts remitted to any applicable Governmental Agency in respect of any deduction or withholding for Taxes made in accordance with Section 2.4 from any repayments of principal of the Loan to and including such day, including pursuant to any Guarantee.
“Payment Date” has the meaning given to that term in Section 2.5(g).
“Permitted Change of Control” means a Change of Control where, as of the effective time of the Change of Control occurring:
(a)
each Acquirer or its Ultimate Parent is obligated as a guarantor under a guarantee issued in favour of the Lender in respect of the same obligations as those to which the Denison Guarantee relates and to the same extent as provided under the Denison Guarantee, except that where such a guarantor is a non-resident of Canada, its guarantee shall include a gross up and indemnity (on terms which are satisfactory to the Lender, acting reasonably) in respect of any withholding Taxes in respect of payments made by the guarantor under the guarantee (provided, for the avoidance of doubt, that the Denison Guarantee and the DMI Share Pledge shall remain in full force and effect notwithstanding the provision of such an additional guarantee); and
(a)
each Acquirer or its Ultimate Parent satisfies the Acquirer Criteria.
“Permitted Encumbrances” means the following types of Liens:
(a)
Liens granted under the Security Documents;
(b)
Liens created over the issued share capital of DMI in favour of the other parties to the Intercreditor Agreement and which are permitted pursuant to the Intercreditor Agreement;
(c)
Liens created with respect to Related Contractual Rights acquired by the Borrower pursuant to clause 5.11(b) of the DMI Loan Agreement and which are created in favour of the other parties to the Intercreditor Agreement and which are permitted pursuant to the Intercreditor Agreement;
(d)
Liens for Taxes, assessments and governmental charges the payment of which is not yet due and payable or which are being contested in good faith by the Borrower and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor;
(e)
pledges, deposits and Liens in connection with workers’ compensation, employment insurance and other similar legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements to the extent required by law; and
(f)
rights of set-off or bankers’ Liens upon deposits of cash or broker’s Liens upon securities in favour of financial institutions, banks or other depositary institutions to a maximum of $[dollar amount redacted].
“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governments and Governmental Agencies and political subdivisions thereof.
“Production Threshold” means 215 million pounds of U3O8 production from throughput from the Cigar Lake Mine and produced by the JEB Mill, from and after July 1, 2016.
“Production Threshold Attainment Date” means the date on which the aggregate production of U3O8 from throughput from the Cigar Lake Mine and produced by the JEB Mill from and after July 1, 2016 reaches the Production Threshold.
“Related Contractual Rights” means the Denison Guarantee and the Security Documents, together with any other related contract rights acquired by the Borrower in respect of the DMI Loan Agreement.
“Security Documents” means all security agreements identified on Schedule “B”, attached hereto, and other documents, instruments and agreements now or hereafter securing (or given with the intent to secure) the Obligations.
“Subsidiary” means, if applicable, with respect to any Person, any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or Controlled, directly or indirectly, by such Person (or any of its other Subsidiaries).
“Taxes” means all present and future, foreign and domestic federal, provincial, state, municipal and other governmental, taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any taxation authority (including income, capital, withholding, consumption, sales, use, transfer, harmonized sales tax, goods and services or other value-added, excise, customs duties, net worth, franchise, payroll, employer health and other taxes) together with all fines, interest, penalties on or in respect of imposed by a taxation authority.
“Termination Sum” has the meaning given to it in Section 7.2(a)(ii).
“Toll Milling Agreement” means the First Amended and Restated JEB Mill Toll Milling Agreement, dated November 30, 2011 and entered into between the McClean Lake Joint Venture and the Cigar Lake Joint Venture, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.
“Tolling Fee” has the meaning given to it in the Toll Milling Agreement or the equivalent term for the corresponding toll milling service payments in the event that the tolling fee is amended or the Toll Milling Agreement is replaced.
“Ultimate Parent” in relation to a Person means the Person which is not itself subject to Control but which has Control of that first Person, either directly or through a chain of Persons each of which has Control over the next Person in the chain, or if the first Person has no Ultimate Parent, it means that Person.
1.2
Accounting Terms.
For purposes of this Agreement, all accounting terms not otherwise defined herein including assets and liabilities shall have the meanings given to such terms in conformity with GAAP.
1.3
Other Definitional Provisions.
References to “Sections”, “subsections”, “Schedules” and “Exhibits” shall be to Sections, subsections, Schedules and Exhibits, respectively, of this Agreement unless otherwise specifically provided. Any of the terms defined in Section 1.1 may, unless the context otherwise requires, be used in the singular or the plural depending on the reference. In this Agreement, words importing any gender include the other genders; the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation”; except as otherwise indicated (e.g., by references to agreements “as in effect as of the date hereof” or words to that effect), references to agreements and other contractual instruments shall be deemed to include subsequent amendments, assignments, and other modifications thereto, but only to the extent such amendments, assignments and other modifications are not prohibited by the terms of this Agreement or any other Loan Document; references to Persons include their respective permitted successors and assigns or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of same and any successor statutes and regulations.
2
LOAN AND COLLATERAL
2.1
Loan
Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Borrower set forth herein and of the Borrower, DMI and Denison set forth in the other Loan Documents, the Lender agrees to loan to the Borrower $40,800,000, to be advanced in full on the Closing Date.
2.2
The Loan Collateral Account
The Borrower confirms that the Loan Collateral Account has been opened on or before the date of this Agreement. The amounts on deposit in the Loan Collateral Account shall, at the time of deposit, be irrevocably and unconditionally appropriated for the purpose of making, and shall be applied in accordance with Section 2.5(g) to make, the payments owing hereunder, subject to any applicable withholding or deduction of Taxes in accordance with Section 2.4. Upon the payment in full of the Loan and the satisfaction in full of the Obligations, all amounts on deposit in the Loan Collateral Account shall be released and remitted to the Borrower without restriction.

2.3
Evidence of Indebtedness.
The Outstanding Balance and other amounts paid and payable in respect of the Loan shall be recorded in and evidenced by one or more loan accounts maintained by the Lender. The loan accounts maintained by the Lender shall be conclusive evidence absent manifest error of the amount of the Outstanding Balance and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay all amounts owing with respect to the Loan. At the request of the Lender, the Borrower shall execute and deliver for the account of the Lender one or more promissory notes as additional evidence of the Indebtedness of the Borrower to the Lender resulting from the Loan made by the Lender.
2.4
Taxes.
(a)
Any and all amounts payable to the Lender by the Borrower hereunder shall be made net of and after any deduction or withholding for any Taxes, if any, required to be withheld or deducted by law or the interpretation thereof by the applicable Governmental Agency (except where the deduction or withholding arises as a direct consequence of a breach by the Borrower or any Guarantor of the terms of any Loan Document).
(b)
Whenever any Taxes are remitted by the Borrower on account of amounts required to be deducted or withheld by law or the interpretation thereof by the applicable Governmental Agency, as promptly as possible thereafter the Borrower shall send to the Lender a certified copy of an original or a certified copy of an official receipt received by the Borrower showing the remittance thereof or such other evidence of remittance as may be reasonably satisfactory to the Lender.
(c)
The agreements in this Section 2.4 shall survive the termination of this Agreement and the payment and satisfaction of the Loan and all other Obligations hereunder.
2.5
Payments and Prepayments.
(a)
Interest. Subject to Section 2.5(b), interest shall accrue and compound on the Outstanding Balance on a quarterly basis from (and including) the Closing Date to (but excluding) the repayment (including any prepayment, mandatory repayment or payment of the Termination Sum) of the Loan, at a rate of 10.00% per annum, which interest will accrue quarterly in arrears, based on the Outstanding Balance as of each Payment Date.
(b)
Default Rate.
(i)
In the event that any amount of principal of or interest on the Outstanding Balance, or any other amount payable hereunder or under the Loan Documents, is not paid in full when due (whether at stated maturity, by acceleration or otherwise), interest shall accrue on such unpaid principal, interest or other amount, from the date such amount becomes due until the date such amount is paid in full, payable on demand, at a rate per annum equal at all times to three-month LIBOR (calculated on or about the due date and each date on which interest is compounded under this section) plus twelve per cent. (12.00%) per annum, calculated and compounded monthly in arrears. Additionally, and without limiting the foregoing, during the existence of any Event of Default, interest shall accrue on the unpaid principal amount of the entire Outstanding Balance, at a rate per annum equal at all times to three-month LIBOR (calculated on or about the due date and each date on which interest is compounded under this section) plus twelve per cent. (12.00%) per annum, calculated and compounded monthly in arrears. Payment of any such interest at the rate described above shall not constitute a waiver of any Event of Default and shall be without prejudice to the right of the Lender to exercise any of its rights and remedies under the Loan Documents.
(ii)
If DMI fails to deposit into the Loan Collateral Account any amount required to be deposited pursuant to Section 5.9(b) of the DMI Loan Agreement by the “Deposit Deadline” (as defined in the DMI Loan Agreement) and, accordingly, interest is payable on such overdue amounts in accordance with Section 5.9(c) of the DMI Loan Agreement, the Borrower shall pay to the Lender on each applicable Payment Date an additional amount equal to the product of (i) such unpaid amount, (ii) for each day during the period from the applicable Deposit Deadline until the date such amount is paid into the Loan Collateral Account, three-month LIBOR (calculated on or about the due date and each date on which interest is compounded under this section) plus twelve per cent. (12.00%) per annum, calculated and compounded monthly in arrears, divided by 365 or 366 as applicable. Such payment shall not constitute a waiver of any Event of Default and shall be without prejudice to the right of the Lender to exercise any of its rights and remedies under the Loan Documents.
(a)
Interest Payments. The Borrower shall pay accrued and unpaid interest on a quarterly basis on each Payment Date, subject to and in accordance with Section 2.5(g).
(b)
Payments on Business Days. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the payment may be made on the next succeeding Business Day and such extension of time shall be included in the computation of the amount of interest or fees due hereunder. Subject to Section 2.4(a), the Borrower shall make each payment under the Loan Documents unconditionally in full without setoff, counterclaim or, to the extent permitted by applicable law, other defense, and free and clear of, and without reduction for or on account of, any present and future taxes or withholdings, and all liabilities with respect thereto. Each payment shall be made not later than 12:00 noon (Toronto time) on the day when due to the Lender in Dollars and in same day funds, or such other funds as shall be separately agreed upon by the Borrower and the Lender, in accordance with the Lender’s payment instructions.
(c)
Computations. All computations of interest hereunder shall be made on the basis of a year of 360 days with 12 30-day months. For the purposes of the Interest Act (Canada), (i) if a rate of interest is or is to be calculated on the basis of a period which is less than a full calendar year the yearly rate of interest to which the said rate is equivalent is the said rate multiplied by the actual number of days in the calendar year for which such calculation is made and divided by the number of days in such period, (ii) the rate of interest stipulated for the Loan is intended to be a nominal rate and not an effective rate or yield, and (iii) the principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement.
(d)
Highest Lawful Rate. The Borrower agrees to pay an effective rate of interest equal to the sum of (i) the interest otherwise payable pursuant to Sections 2.5(a) and (b) of this Agreement, plus (ii) the additional interest, if any, which may be deemed to result from any charge or fee in the nature of interest from time to time to be paid by the Borrower pursuant to the terms of this Agreement, any other Loan Document or other document executed and delivered in connection herewith. The total liability of the Borrower for the payment of such interest shall not exceed the applicable limit imposed by the usury laws of any applicable jurisdiction. If the Lender receives interest in an amount which exceeds such limit, such excess amount shall be applied instead to the reduction of the unpaid principal balance and not to the payment of interest, or at the Lender’s election the surplus shall be remitted to the Borrower by the Lender, and the Borrower hereby agrees to accept such remittance.
(e)
Ongoing Repayment. The principal amount of the Loan shall be repayable in installments in accordance with this section. Unless and until a mandatory repayment has occurred pursuant to Section 2.5(h) or Section 2.5(i) or a termination has occurred pursuant to Section 7.2 and the Termination Sum has become payable in accordance therewith, by no later than 1:00 p.m. (Toronto time) on the last day of each Fiscal Quarter following the Closing Date (each, a “Payment Date”) and on the Maturity Date, the Borrower shall (or shall procure that DMI will) transfer to an account specified in writing by the Lender all Available Funds on deposit in the Loan Collateral Account with respect to the related Accumulation Period. Such transferred amounts shall be applied as payments by the Borrower of the following amounts, and in the following order of priority: (i) first, on account of accrued and unpaid interest due to the Lender, including any accrued and unpaid interest from an earlier Payment Date; and (ii) second, the balance of such Available Funds, to be applied in repayment of outstanding principal owing in respect of the Loan. In the event that the Available Funds on deposit in the Loan Collateral Account are not sufficient to pay the quarterly interest accrued as of the applicable Payment Date, no payment default will be considered to have occurred in respect of this Agreement and the amount of such unpaid interest will be paid on a subsequent Payment Date as Available Funds permit.
(f)
Mandatory Repayment on Prepayment of DMI Loan. If DMI elects to voluntarily prepay the DMI Loan pursuant to Section 2.5(h) of the DMI Loan Agreement, the Borrower shall, on the Business Day on which DMI pays the amount contemplated to be paid pursuant to Section 2.5(h) of the DMI Loan Agreement, pay, as a mandatory repayment in full of the Loan, to the Lender an amount equal to the higher of: (i) the Outstanding Balance plus any interest accrued thereon together with any other amounts due and payable hereunder as of the day of repayment; and (ii) the amount so paid by DMI to the Borrower to prepay the DMI Loan pursuant to Section 2.5(h) of the DMI Loan Agreement.
(g)
Mandatory Repayment on Change of Control. If a Change of Control occurs during the period from and including the Closing Date to and excluding the eighth (8th) anniversary of the Closing Date, unless the Change of Control is a Permitted Change of Control or the Lender has approved the Change of Control in writing before it occurred:
(i)
the Borrower shall promptly notify the Lender upon becoming aware of the Change of Control;
(ii)
the Borrower shall, if so required by the Lender in writing within twenty (20) Business Days of receipt of the Borrower’s notice under paragraph (i) above, immediately deliver a written notice to DMI pursuant to Section 2.5(i)(ii) of the DMI Loan Agreement requiring DMI to repay the DMI Loan; and
(iii)
the Borrower shall, on the earlier of: (A) twenty (20) Business Days following the instructions given by the Lender under Section 2.5(i)(ii) above; and (B) the Business Day on which DMI pays the amount contemplated to be paid pursuant to Section 2.5(i)(ii) of the DMI Loan Agreement, pay, as a mandatory repayment in full of the Loan, to the Lender an amount equal to the higher of: (i) the Outstanding Balance plus any interest accrued thereon together with any other amounts due and payable hereunder as of the day of repayment; and (ii) the amount so paid by DMI to the Borrower to repay the DMI Loan pursuant to Section 2.5(i)(ii) of the DMI Loan Agreement.
(h)
Repayment on Maturity. Unless and until a mandatory repayment has occurred pursuant to Section 2.5(h) or Section 2.5(i) or a termination has occurred pursuant to Section 7.2 and the Termination Sum has become payable in accordance therewith, in each case prior to the Maturity Date, by no later than 1:00 p.m. (Toronto time) on the Maturity Date, the Borrower shall repay the Outstanding Balance, accrued unpaid interest and all other amounts due and payable hereunder outstanding on the Maturity Date.
(i)
Payment and Discharge. Subject to Section 8.6, the payment in full of amounts due and payable pursuant to (i) Section 2.5(h); (ii) Section 2.5(i); (iii) Section 2.5(j); or (iv) Section 7.2(a) shall, and shall be deemed to, constitute full and final payment of the Loan and all other amounts owing or accruing due by the Borrower under this Agreement and the Outstanding Balance shall be deemed to have been reduced to zero, whereupon all such Obligations shall be, and shall be deemed for all purposes to have been, satisfied and the Borrower shall be discharged therefrom.
2.1
[Not used.]
2.2
Use of Proceeds
The Borrower shall use the proceeds of the Loan to make the DMI Loan pursuant to the terms and conditions of the DMI Loan Agreement.
1
CONDITIONS TO CLOSING
1.1
Conditions to Closing.
The advance of the Loan on the Closing Date is subject to satisfaction (as determined by the Lender) of all of the conditions set forth below.
(a)
Closing Deliveries. The Lender shall have received, in form and substance satisfactory to the Lender, all documents, instruments and information identified on Schedule “A”, attached hereto (including, without limitation, all of the security documentation set forth therein).
(b)
Representations and Warranties. The representations and warranties contained herein and in the Loan Documents shall be true, correct and complete on and as of the Closing Date to the same extent as though made on and as of the Closing Date, except for any representation or warranty limited by its terms to a specific date.
(c)
No Default. No event shall have occurred and be continuing or would result from the consummation of the transactions contemplated by the Loan Documents that would constitute an Event of Default or a Default.
(d)
Performance of Agreements. The Borrower shall have performed all agreements requiring performance on or prior to the Closing Date and shall have satisfied all conditions which any Loan Document provides shall be performed or satisfied by the Borrower on or before the Closing Date.
(e)
No Prohibition. No order, judgment or decree of any court, arbitrator or Governmental Agency shall purport to enjoin or restrain the Lender from advancing the Loan.
(f)
No Litigation. There is not pending or, to the knowledge of the Borrower, threatened, any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration by, against or affecting the Borrower or its assets.
(g)
No Material Adverse Effect. The Lender shall have received evidence reasonably satisfactory to it that nothing has occurred from July 1, 2016 to the Closing Date which would reasonably be expected to have a Material Adverse Effect.
(h)
Loan Collateral Account. DMI shall have established the Loan Collateral Account in accordance with the terms of the DMI Loan Agreement.
(i)
Payment of the Arrangement Fee. The Borrower shall have paid the Lender the Arrangement Fee, either (x) if by the Closing Date all required regulatory approvals have been obtained by Denison related to the issuance of Arrangement Fee Warrants to the Lender and the Lender has delivered an investor certificate setting forth the basis for such issuance to be made by Denison on a securities exempt basis, by Denison issuing and delivering the Arrangement Fee Warrants to the Lender or (y) otherwise by Denison paying the Lender the Arrangement Fee in cash.
(j)
Financing. The Lender has obtained financing for the transactions contemplated by the Loan Documents on terms which are satisfactory to it.
(k)
DMI Loan. The Borrower shall have entered into the DMI Loan Agreement and DMI shall have satisfied all conditions to closing set out in Section 3.1 of the DMI Loan Agreement (other than the condition in Section 3.1(i) thereof) and evidence of the same shall have been provided to the Lender.
2
BORROWER’S REPRESENTATIONS AND WARRANTIES
To induce the Lender to enter into this Agreement, and to fund the Loan, the Borrower represents and warrants to the Lender that the following statements are true, correct and complete. Such representations and warranties, and all other representations and warranties made by the Borrower herein or in the other Loan Documents, shall survive the execution and delivery of this Agreement and the closing contemplated hereby:
2.1
Organization; Powers; Capitalization.
(a)
Organization and Powers. The Borrower:
(i)
is an entity duly organized, validly existing and, in good standing under the laws of the jurisdiction of its incorporation or formation and is qualified to do business in all jurisdictions where such qualification is required;
(ii)
has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and proposed to be conducted; and
(iii)
has all requisite power and authority to enter into each Loan Document to which it is a party and to consummate the transactions contemplated by each of the Loan Documents and otherwise to carry out its obligations hereunder and thereunder.
(b)
Capitalization. As of the date hereof, the Capital Stock of the Borrower is wholly owned by Denison. All Capital Stock of the Borrower is duly authorized and validly issued, fully paid, non-assessable, free and clear of all Liens other than Liens granted under the Security Documents and such shares of Capital Stock were issued in compliance in all material respects with all applicable provincial, local, state and federal laws concerning the issuance of securities. As of the date hereof, no Capital Stock of the Borrower is issued and outstanding other than described above. As of the date hereof, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights or similar agreements or understandings for the purchase or acquisition from the Borrower of any Equity Securities.
2.2
Authorization of Borrowing; No Conflict.
The Borrower has the power and authority to incur the Obligations. The execution, delivery and performance of the Loan Documents by the Borrower has been duly authorized by all necessary company and shareholder action. The execution, delivery and performance of the Loan Documents by the Borrower and the consummation of the transactions contemplated by this Agreement and the other Loan Documents by the Borrower, do not contravene and will not be in contravention of any applicable law, the corporate charter or bylaws or articles of organization of the Borrower or any agreement or order by which it or any of its property is bound. This Agreement and the other Loan Documents, to which the Borrower is a party, when executed and delivered, are and will be, the legally valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to any equitable principles limiting the right to obtain specific performance of any such obligation.
2.3
[Not used].
2.4
Indebtedness and Liabilities.
As of the date hereof, the Borrower does not have any Indebtedness, except for Indebtedness under the Loan Documents.
2.5
Title to Properties; Liens.
(a)
The Borrower has good, sufficient and legal title, subject to Permitted Encumbrances, to the Borrower Property.
(b)
Except for Permitted Encumbrances, the Borrower Property is free and clear of Liens.
2.6
Litigation; Adverse Facts.
There are, as at the date hereof, no judgments outstanding against the Borrower or the Borrower Property nor is there any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration now pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or the Borrower Property. As at the date hereof, the Borrower has not received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed to any material liability.
2.7
Agreements.
The Borrower is not a party to any agreement other than the Loan Documents and the Administrative Services Agreement.
2.8
Solvency.
After giving effect to the transactions contemplated by the Loan Documents, and, as of, from and after the date of this Agreement, no Insolvency Event has occurred or will occur in relation to the Borrower.
2.9
Subsidiaries.
The Borrower has no direct or indirect Subsidiaries.
2.10
Foreign Corrupt Practices.
Neither the Borrower nor any director, officer, agent, employee or other person acting on behalf of the Borrower has, in the course of his actions for, or on behalf of the Borrower, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated any provision of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.
2.11
SPV Status.
(a)
The Borrower has not suffered any damage, destruction, loss, or other event, development or condition of any character (whether or not covered by insurance) that would reasonably be expected to have a Material Adverse Effect.
(b)
Since the date of its incorporation, the Borrower has not conducted any business other than the entry into the Loan Documents and the Administrative Services Agreement.
(c)
Since the date of its incorporation, the Borrower has not had any employees and, as at the date of this Agreement, it has no employees.
(d)
The Borrower does not have any assets and it has not incurred any liabilities other than under the Loan Documents or the Administrative Services Agreement.
2.12
Affiliate Transactions.
(a)
The Borrower is not conducting, permitting or suffering to be conducted, transactions with any Affiliate other than transactions entered into pursuant to or permitted by the Loan Documents or the Administrative Services Agreement.
(b)
The Borrower shall not make any payment to DMI pursuant to the Administrative Services Agreement unless:
(i)
such payment is in respect of the fee payable to DMI pursuant to Section 2.6 of the Administrative Services Agreement, provided that the aggregate amounts paid to DMI in respect of such fee do not exceed CAD $4,000 in any calendar year; or
(ii)
such payment is in respect of costs reasonably and properly incurred by DMI pursuant to the Administrative Services Agreement, and such payment does not exceed CAD $1,000 per annum.
2.1
Off-Balance Sheet Transactions.
As at the date hereof, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Borrower with unconsolidated entities or other Persons that may have a current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Borrower other than transactions contemplated by the Loan Documents to which it is a party.
2.2
Loans to Shareholders, Directors, Officers or Affiliates.
The Borrower has not made any loans or advances to or for the benefit of any of its shareholders, directors, officers or Affiliates, other than the DMI Loan.
2.3
Disclosure.
None of the representations or warranties made by the Borrower in the Loan Documents as of the date of such representations and warranties, and, to the best knowledge of the Borrower’s current officers and directors, none of the statements contained in any other information with respect to the Borrower, any certificate at any time required pursuant to the terms of this Agreement and each exhibit or report, furnished by or on behalf of the Borrower to the Lender in connection with the Loan Documents, contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading. To the best of its knowledge, there is no material fact known to the Borrower that has had or would reasonably be expected to have a Material Adverse Effect and that has not been fully disclosed herein or in such other documents, certificates and statements furnished to the Lender for use in connection with the transactions contemplated hereby.
1
AFFIRMATIVE COVENANTS
The Borrower covenants and agrees that until payment and performance in full of all Obligations, unless the Lender shall otherwise give its prior written consent, the Borrower shall perform all covenants in this Section 5:
1.1
Reports.
The Borrower shall maintain or cause to be maintained a system of accounting, and keep or cause to be kept such books, records and accounts (which shall be true and complete in all material respects), as may be required or as may be necessary to permit the performance of an annual audit and the preparation of financial statements in accordance with GAAP, consistently applied. The Borrower will deliver to the Lender the information described below until payment and performance in full of all Obligations (other than contingent Obligations not yet due).
(a)
[Not used].
(b)
[Not used].
(c)
Events of Default, etc. On the second (2nd) Business Day following the day any senior officer of the Borrower obtains knowledge of any of the following events or conditions the Borrower shall deliver or cause to be delivered to the Lender an Officer’s Certificate specifying the nature and period of existence of such condition or event and what action the Borrower has taken, is taking, and proposes to take, with respect thereto: (i) any condition or event that constitutes an Event of Default or Default; or (ii) any other matter which relates to the shares of DMI or the Borrower or the operations or financial condition of DMI, the Borrower or any Guarantor and which could reasonably be expected to have a Material Adverse Effect.
(d)
Other Information. With reasonable promptness and subject to any applicable confidentiality requirements, the Borrower shall deliver such other information and data as may be available to and disclosable by the Borrower with respect to DMI, the Borrower, any Guarantor, the shares of DMI, the Borrower or the Borrower Property as the Lender may reasonably request from time to time, including reasonably requested updates to projections, in each case to the extent that such information and data pertains to matters that could reasonably be expected to have a Material Adverse Effect.
1.2
Information.
The Borrower shall promptly provide the Lender with all information and a copy of any and all notices, requests, documents and financial statements received or delivered by it under or in connection with the DMI Loan Agreement or the “Loan Documents” (as defined in the DMI Loan Agreement).
1.3
Inspection.
Subject to compliance with any applicable confidentiality and security requirements, the Borrower shall, at its sole cost and expense, permit the Lender and any such authorized representatives to review the Borrower’s financial and accounting records, and in conjunction with such inspection, to make copies and take extracts therefrom, and to discuss its affairs, finances and business with its officers and independent auditors, at such reasonable times during normal business hours and as often as may be reasonably requested.
1.4
Corporate Existence.
The Borrower shall at all times preserve and keep in full force and effect its corporate existence and all rights and franchises. The Borrower shall promptly notify the Lender of any change in its ownership or corporate structure.
1.5
Compliance with Laws.
The Borrower shall comply with the requirements of all applicable laws, rules, regulations and orders of any Governmental Agency as now in effect and which may be imposed in the future in all jurisdictions in which the Borrower is now doing business or may hereafter be doing business.
1.6
Further Assurances.
The Borrower will, from time to time, execute such documents or deliver to the Lender such further documents, instruments, certificates as the Lender at any time may reasonably request to evidence, perfect or otherwise implement the Loan Documents.
1.7
[Not used.]
1.8
Accuracy of Information.
All written information, reports, statements and other papers and data furnished to the Lender, whether pursuant to this Section 5 or any other provision of this Agreement or of any other Loan Document, shall be, at the time the same is so furnished, complete and correct in all material respects to the best knowledge of the current officers and directors of the Borrower having knowledge of the contents thereof, to the extent necessary to give the Lender true and accurate knowledge of the subject matter thereof.
1.9
[Not used.]
1.10
Loan Documents
(a)
The Borrower shall duly and punctually perform, comply with and observe its obligations and diligently exercise its rights and remedies under the DMI Loan Agreement and other Loan Documents, unless otherwise notified by the Lender in writing, provided however that the Borrower shall not incur any out-of-pocket expenses without the Lender’s prior written consent.
(b)
Without prejudice to Section 5.10(a) above, the Borrower shall promptly exercise all its rights and remedies pursuant to the DMI Loan Agreement and the other Loan Documents in such manner as the Lender may direct in writing from time to time, provided that such direction does not violate any applicable law or result in a breach by the Borrower of the Loan Documents (other than this Agreement).
1.11
Amendments or Termination of the Toll Milling Agreement.
In the event the Toll Milling Agreement is terminated and, pursuant to Section 5.11(b) of the DMI Loan Agreement, the Borrower receives an assignment of DMI’s interest in the services revenue proceeds received by the McClean Lake Joint Venture prior to the Production Threshold Attainment Date arising under any subsequent agreement entered into with respect to the toll milling of ore from Cigar Lake, the Borrower shall take all such action and execute all such documents as the Lender may request so as to ensure that the proceeds thereafter arising in respect of such assignment are applied to repay the Loan.
1.12
[Not used.]
1.13
[Not used.]
2
NEGATIVE COVENANTS
The Borrower covenants and agrees that until payment and performance in full of all Obligations, unless the Lender shall otherwise give its prior written consent, the Borrower shall perform all covenants in this Section 6.
2.1
Indebtedness and Liabilities.
The Borrower shall not directly or indirectly create, incur, assume, guarantee, or otherwise become or remain directly or indirectly liable, on a fixed or contingent basis, with respect to any Indebtedness except pursuant to this Agreement.
2.2
Transfers, Liens and Related Matters.
(a)
Transfers. The Borrower shall not, without the prior written consent of the Lender, Transfer or grant any option with respect to any other Asset Disposition in respect of:
(i)
any of the Collateral; or
(ii)
the Borrower Property.
(b)
Liens.  Except for Permitted Encumbrances, the Borrower shall not directly or indirectly create, incur or assume (or agree to create, incur or assume) or permit to exist any Lien on or with respect to any of the Borrower Property (including the Collateral) or any proceeds, income or profits therefrom without the prior written consent of the Lender.
(c)
No Pledge Restrictions. The Borrower shall not, without the Lender’s prior written consent, enter into or assume any agreement (other than the Loan Documents) restricting the creation or assumption of any Lien upon the Collateral.
2.3
Restriction on Fundamental Changes.
Without the prior written consent of the Lender, the Borrower shall not:
(a)
cease to be a wholly-owned Subsidiary of Denison;
(b)
merge into, amalgamate or consolidate with any other Person;
(c)
change its jurisdiction of incorporation, jurisdiction of tax residence, type of organization or its legal name;
(d)
undertake any business other than as contemplated under the Loan Documents;
(e)
make any loan to any Person other than the DMI Loan;
(f)
employ any Person;
(g)
acquire by purchase or otherwise any assets or Equity Securities of any Person or any business division of any Person other than as required in connection with the enforcement of any of its rights or remedies under the Loan Documents; or
(h)
enter into any agreement other than the Loan Documents and the Administrative Services Agreement.
2.4
Charter Documents.
The Borrower shall not amend or otherwise modify its articles of incorporation or bylaws (or equivalent charter documents) or any existing shareholders’ agreement or similar agreement (all of such agreements having been previously delivered to the Lender), or enter into any new shareholders’ agreement or similar agreement in each case in any manner which (a) would restrict or prevent (in the opinion of the Lender) the Borrower from discharging its obligations hereunder or under any other Loan Document; or (b) could have or could reasonably be expected to have a Material Adverse Effect.

2.5
Loan Documents.
(a)
The Borrower shall not consent to or permit any amendment or variation to the DMI Loan Agreement or the other Loan Documents without the prior written consent of the Lender.
(b)
The Borrower shall not agree to or issue any waiver under the DMI Loan Agreement or the other Loan Documents, without the prior written consent of the Lender.
(c)
The Borrower shall not terminate the DMI Loan Agreement without the prior written consent of the Lender.
3
DEFAULT, RIGHTS AND REMEDIES
3.1
Event of Default.
“Event of Default” shall mean the occurrence or existence of any one or more of the following:
(a)
Payment. Failure of the Borrower to pay any Obligation when due, subject to Section 2.5(g) and such failure continues unremedied for a period of two Business Days after the date such payment is required or deemed to be made hereunder.
(b)
[Not used.]
(c)
[Not used.]
(d)
Breach of Certain Provisions. Default is made in the performance or breach by the Borrower of any other covenant or agreement under the provisions of this Agreement or by the Borrower of any other covenant or agreement under any other Loan Document relating hereto or thereto not otherwise addressed in this Section 7.1, provided that if such default is capable of being remedied the Borrower shall have fifteen (15) Business Days (or in the case of a breach of Sections 5.2, 5.10(b) and 6.1 to 6.5, three (3) Business Days) after receiving written notice thereof to remedy such default; provided further that if such default is not capable of being remedied, it will be considered a default immediately.
(e)
Breach of Warranty. Any representation or warranty made by the Borrower in any Loan Document or in any certificate at any time required pursuant to the terms of this Agreement to be given by such Person in writing pursuant to or in connection with any Loan Document is false on the date made or reaffirmed, and continues to be false for a period of fifteen (15) Business Days after written notice specifying such falseness and requiring such falseness to be remedied has been given by the Lender to the Borrower.
(f)
Dissolution. Any order, judgment or decree is entered against the Borrower decreeing its winding up.
(g)
Insolvency Event. An Insolvency Event occurs in relation to the Borrower.
(h)
Injunction. The Borrower is enjoined, restrained or in any way prevented by the order of any court or any administrative or regulatory agency from conducting all or any material part of its business and such order continues for more than thirty (30) days.
(i)
Invalidity of Loan Documents. Any of the Loan Documents for any reason ceases to be in full force and effect (except pursuant to the express terms thereof) or is declared to be null and void, or the Borrower denies that it has any further liability under any Loan Documents to which it is party, or gives notice to such effect.
(j)
Change of Ownership. The Borrower shall have ceased to be a wholly-owned Subsidiary of Denison.
(k)
[Not used.]
(l)
Encumbrancer. One or more encumbrancers, liens or landlords take possession of or attempt to enforce their security or other remedies against the Collateral or the shares held by Denison in the Borrower.
(m)
Consents, etc. Any law, decree, license, permit, consent, authorization, registration or approval now or hereafter necessary to enable the Borrower to conduct its business shall be revoked, withdrawn or withheld or shall cease to remain in full force.
(n)
[Not used.]
(o)
DMI Loan Agreement. An “Event of Default” (as defined in the DMI Loan Agreement) shall have occurred under the DMI Loan Agreement.
(p)
Writ, Execution, Etc. A writ, execution, attachment or similar process is issued or levied against all or any portion of the Borrower Property, in connection with any judgment against the Borrower.
3.2
Termination.
(a)
If any Event of Default shall occur and be continuing, the Lender shall have the right, upon written notice to the Borrower at its option and in addition to and not in substitution for any other remedies available hereunder at law or equity, to take any or all of the following actions:
(i)
declare that all interest accrued and unpaid under this Agreement and all other amounts owing by the Borrower to the Lender under the Loan Documents are due and payable;
(ii)
terminate this Agreement by written notice to the Borrower and demand payment of an amount equal to the higher of: (1) the Outstanding Balance plus any interest accrued thereon, together with any other amounts due and payable hereunder; and (2) the amount payable by DMI to the Borrower on termination of the DMI Loan Agreement pursuant to Section 7.2(a)(ii) of the DMI Loan Agreement (such higher amount being the “Termination Sum”); and
(iii)
enforce the security under the Security Documents.
Upon a demand from the Lender, the Borrower shall promptly pay the sums referred to in this Section 7.2 to the Lender.
(b)
The Parties hereby acknowledge and agree that: (i) the Lender will be damaged by an Event of Default; (ii) it would be impracticable or extremely difficult to ascertain the actual damages resulting from an Event of Default; (iii) any sums payable in accordance with Section 7.2(a)(ii) with respect to an Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 7.2(a)(ii) or with respect to an Event of Default represents a reasonable estimate of fair compensation for the losses that may reasonably be anticipated from such Event of Default in full and final satisfaction of all amounts owed hereunder at the time of such Event of Default.
(c)
For greater certainty, if the Lender does not exercise its right under Section 7.2(a)(i), the Obligations shall continue in full force and effect until satisfied.
3.3
[Not used.]
3.4
Waivers; Non-Exclusive Remedies.
No failure on the part of the Lender to exercise, and no delay in exercising and no course of dealing with respect to any right under this Agreement or the other Loan Documents, shall operate as a waiver thereof; nor shall any single or partial exercise by the Lender of any right under this Agreement or any other Loan Document preclude any other or further exercise thereof or the exercise of any other right. The rights in this Agreement and the other Loan Documents are cumulative and are not exclusive of any other remedies provided by law.
3.5
Performance of Covenants by the Lender.
If the Borrower shall fail to perform any of its covenants contained in this Agreement or in any Loan Document, the Lender may itself perform any of such covenants capable of being performed by it, but shall be under no obligation to do so. All sums so expended or advanced by the Lender shall be repayable hereunder. No such performance or advance by the Lender shall be deemed to relieve the Borrower of a Default or Event of Default.
4
MISCELLANEOUS
4.1
Assignments.
(a)
Notwithstanding any other provision of this Agreement to the contrary, the Lender may assign the benefits of this Agreement and each of the other Loan Documents to or for the benefit of the Lender’s secured lender or lenders (the “Lender’s Lender(s)”) as security for obligations owed to it or them, all without the consent of the Borrower.
(b)
None of the Lender or the Lender’s Lender(s) that are assignees pursuant to Section 8.1(a) may further assign its rights or delegate its obligations under this Agreement or under the Loan Documents beyond that contemplated in Section 8.1(a) without the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed).
(c)
In the case of an assignment authorized under Section 8.1(b), or upon an enforcement of its security by any Lender’s Lender(s) (other than to assign its rights to a third party, which must be authorized under Section 8.1(b)), then, in each case, the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as it would if it were a lender hereunder and the Lender shall be relieved of its obligations hereunder with respect to the commitments or assigned portion thereof. The Borrower hereby acknowledges and agrees that any permitted assignment will give rise to a direct obligation of the Borrower to the assignee and that the assignee shall be considered to be the “Lender” hereunder.
(d)
The Lender may furnish any information concerning the Borrower in its possession from time to time to a permitted assignee (including a prospective assignee), provided that any such assignee or prospective assignee agrees to maintain the confidentiality of such information pursuant to a confidentiality agreement reasonably acceptable to the Borrower. All communications by the Borrower with the Lender and any permitted assignee shall be required to be sent or given to only the Lender or the assignee in place of the Lender. The Borrower may not assign any of its rights or delegate its obligations under this Agreement or under the Loan Documents in whole or in part unless the Lender has given its prior written consent.
4.2
Expenses and Attorney’s Fees.
Whether or not the transactions contemplated hereby shall be consummated, the Borrower agrees to promptly pay all reasonable fees, costs and expenses incurred by the Lender in connection with the following, and all such reasonable fees, costs and expenses shall be payable on demand: (a) reasonable fees, costs and expenses (including reasonable attorneys’ fees and any other reasonable fees of other professionals retained by the Lender) incurred in connection with any amendments, waivers, consents, forbearance and other modifications relating the Loan Documents; (b) reasonable fees, out of pocket costs and expenses incurred in creating, perfecting and maintaining perfection of Liens in favour of the Lender; and (c) reasonable fees, costs, expenses (including reasonable attorneys’ fees) and costs of settlement incurred in any action to enforce this Agreement or the other Loan Documents or to collect any payments due from the Borrower or any Guarantor under this Agreement or any other Loan Document or incurred in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement, whether in the nature of a “workout” or in connection with any insolvency or bankruptcy proceedings or otherwise.
4.3
Indemnity.
In addition to the payment of expenses pursuant to Section 8.1(a), and subject to Section 8.27, whether or not the transactions contemplated hereby shall be consummated, the Borrower agrees to indemnify, pay and hold the Lender, its permitted assignee and their respective officers, directors, employees, agents, consultants, partners, auditors, persons engaged by any of them to evaluate or monitor the Borrower, Affiliates and attorneys of any of them (collectively called the “Indemnitees”) harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, reasonable costs, reasonable expenses and disbursements of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Indemnitee shall be designated a party thereto) that may be imposed on, incurred by, or asserted against that Indemnitee, in any manner relating to or arising out of any inaccuracy in any material respect of any representation, warranty or statement made in this Agreement or any certificate, statement or opinion delivered by the Borrower under any of the Loan Documents or in connection therewith (the “Indemnified Liabilities”); provided that the Borrower shall not have any obligation to an Indemnitee hereunder with respect to Indemnified Liabilities arising from the negligence or willful misconduct of that Indemnitee as finally determined by a court of competent jurisdiction.
4.4
Amendments and Waivers.
No amendment, modification, termination or waiver of any provision of this Agreement or of the other Loan Documents, or consent to any departure by the Borrower therefrom or any of the terms, conditions, or provisions thereof, shall be effective unless the same shall be in writing and signed by the Lender and the Borrower. Each amendment, modification, termination or waiver shall be effective only in the specific instance and for the specific purpose for which it was given.
4.5
Notices.
Unless otherwise specifically provided herein, all notices shall be in writing addressed to the respective party as set forth below and may be personally served, telecopied or sent by overnight courier service and shall be deemed to have been given: (a) if delivered in person, when delivered; (b) if delivered by telecopy, on the date of transmission if transmitted on a Business Day before 4:00 p.m. local time in the place of receipt or, if not, on the next succeeding Business Day; (c) if delivered by overnight courier, on the date of delivery if delivered on a Business Day before 4:00 p.m. local time in the place of receipt or, if not, on the next succeeding Business Day.
If to the Borrower:	9373721 Canada Inc. c/o Denison Mines Inc., as administrative agent #1100 – 40 University Ave Toronto, ON M5J 1T1
Attention: President & CEO
Facsimile: +1 416 979 5893

With a copy to:	Blake, Cassels & Graydon LLP199 Bay Street, Suite 4000, Toronto ON M5L 1A9
Attention: Stephen R. Ashbourne
Facsimile: +1 416-863-2653

If to the Lender:	Anglo Pacific Group PLC1 Saville RowLondon W1S 3JRUnited Kingdom
Attention: Company Secretary
Facsimile: +44 (0)20 7629 0370

With a copy to:	Not applicable.

or to such other address as the party addressed shall have previously designated by written notice to the serving party, given in accordance with this Section 8.5.
4.6
Survival of Warranties and Certain Agreements.
(a)
All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Lender regardless of any investigation made by the Lender or on its behalf and notwithstanding that the Lender may have had notice or knowledge of any breach of a representation or warranty, and shall continue in full force and effect as long as any Obligation shall remain outstanding.
(b)
This Agreement and the Loan Documents shall remain in full force and effect until such time as the Obligations (other than contingent Obligations not yet due) have been paid and satisfied in full, at which time this Agreement shall be terminated; provided, however, that the agreements set forth in Sections 2.4, 8.1(a), 8.3 and 8.27 shall survive termination of this Agreement. Notwithstanding the foregoing, this Agreement and the Loan Documents shall continue to be effective or be automatically reinstated, as the case may be, if at any time payment, in whole or in part, of any of the Obligations is rescinded or must otherwise be restored or returned by the Lender as a preference, fraudulent conveyance or otherwise, all as though such payment had not been made.
4.7
Marshaling; Payments Set Aside.
The Lender shall not be under any obligation to marshal any assets in favour of the Borrower or any other party or against or in payment of any or all of the Obligations. To the extent that the Borrower makes a payment or payments to the Lender or the Lender enforces its security interests or exercises its rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such recovery, the Obligations or part thereof originally intended to be satisfied, and all Liens, rights and remedies thereof, shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.
4.8
Entire Agreement.
This Agreement and the other Loan Documents referred to herein embody the final, entire agreement among the parties hereto and supersede any and all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof and may not be contradicted or varied by evidence of prior, contemporaneous, or subsequent oral agreements or discussions of the parties hereto. There are no oral agreements among the parties hereto.
4.9
[Not used.]
4.10
Headings.
Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.
4.11
Governing Law.
This Agreement and all disputes and controversies arising hereunder shall be construed in accordance with and governed by the laws of the Province of Ontario, and the federal laws of Canada applicable therein.
4.12
Successors and Assigns.
This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
4.13
No Fiduciary Relationship; Limitation of Liabilities.
(a)
No Fiduciary Relationship. No provision in this Agreement or in any of the other Loan Documents and no course of dealing between the parties shall be deemed to create any fiduciary duty by the Lender to the Borrower.
(b)
Limitation of Liabilities. No officer, director, shareholder, employee, attorney, or agent of the Lender, the Borrower or any of their respective Affiliates shall have any liability with respect to, and the parties hereby waive, release, and agree not to sue any of them upon, any claim for any special, indirect, incidental, or consequential damages suffered or incurred by them in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the other Loan Documents. The parties hereby waive, release, and agree not to sue any officer, director, employee, attorney, or agent of the Lender, the Borrower or of their respective Affiliates for punitive damages in respect of any claim in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the transactions contemplated hereby.
4.14
Consent to Jurisdiction; Consent to Service.
(a)
Submission to Jurisdiction. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF THE PROVINCE OF ONTARIO IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURTS. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.
(b)
No Limitation. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT REFERRED TO IN SECTION 8.14(a). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY FORUM NON CONVENIENS DEFENSE TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT. EACH PARTY TO THIS AGREEMENT IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR HEREIN. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.
4.15
Construction.
Each of the Borrower and the Lender acknowledge that it has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement and the other Loan Documents with its legal counsel and that this Agreement and the other Loan Documents shall be construed as if jointly drafted by the Borrower and the Lender.
4.16
Counterparts; Effectiveness.
This Agreement and any amendments, waivers, consents, or supplements may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute one and the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto. Delivery of an executed counterpart of a signature page to this Agreement, any amendments, waivers, consents or supplements, or to any other Loan Document by facsimile or other electronic delivery shall be as effective as delivery of a manually executed counterpart thereof.
4.17
No Duty.
All attorneys, accountants, appraisers, and other professional Persons and consultants retained by the Lender or the Borrower shall have the right to act exclusively in the interest of the Lender and the Borrower, respectively, and shall have no duty of disclosure, duty of loyalty, duty of care, or other duty or obligation of any type or nature whatsoever to the Borrower or the Lender, respectively, or to any of their respective shareholders or any other Person.
4.18
Communications between the Borrower and the Lender.
Nothing contained in any letter, email, written notification, financial statement or other communication, written or oral, from the Borrower to the Lender or from the Lender to the Borrower, shall be deemed to be binding on the Lender or the Borrower, respectively, unless the Lender or the Borrower, respectively, acknowledges the same in writing (including by e-mail) and expressly agrees to be bound thereby.
4.19
Conflict of Documents.
The Borrower and the Lender acknowledge and agree that the terms, conditions and provisions of this Agreement and each and all other Loan Documents (including any other documents (and/or terms and provisions thereof) pursuant to which any Liens, mortgages, security interests or pledges are created and/or granted) are intended to be complementary to one another and mutually expansive of the rights of the Lender, and that therefore, to the extent possible, the terms, conditions and provisions of this Agreement and all other such Loan Documents shall be interpreted and construed in such a manner as to give effect to all of such terms, conditions and provisions, provided that, to the extent of any irreconcilable conflict between the terms, conditions and provisions of this Agreement and any other Loan Document, the terms of this Agreement shall prevail (unless the application of such rule of construction shall result in any Liens, mortgages, security interests or pledges or other rights in favour of the Lender created under any such other Loan Document becoming unperfected, invalid or unenforceable against the Borrower or any third parties under the law of the jurisdiction whose law governs such other Loan Document, in which case the terms, conditions and provisions of such other Loan Document shall prevail to the limited extent necessary to prevent such result). Notwithstanding anything to the contrary contained in the foregoing, to the extent that the terms, conditions and provisions of this Agreement and of any other Loan Document(s) shall establish different deadlines or time periods with respect to the taking of any particular actions by the Borrower, the shorter deadline shall control.
4.20
Invalidity of Provisions
Save and except for any provision or covenant contained herein which is fundamental to the subject matter of this Agreement (including those that relate to the payment of moneys), the invalidity or unenforceability of any provision or covenant hereof or herein contained will not affect the validity or enforceability of any other provision or covenant hereof or herein contained and any such invalid or unenforceable provision or covenant will be deemed to be severable.
4.21
Computation of Time Periods
In this Agreement, with respect to the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”.
4.22
Time of the Essence
Time shall be of the essence of this Agreement.
4.23
Currency
Unless stated otherwise, all amounts herein are stated in Dollars.
4.24
Approvals and Consents
All references in this Agreement that require the approval or consent of any Person shall mean the approval or consent of such Person in writing. Except to the extent a contrary intention is expressly set forth herein, whenever a party is to provide its approval or consent, such approval or consent shall not be unreasonably withheld or delayed.
4.25
Non-Business Days
Whenever any payment to be made hereunder shall be stated to be due, any period of time would begin or end, any calculation is to be made or any other action to be taken hereunder shall be stated to be required to be taken, on a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculations shall be made and such other action shall be taken on the next succeeding Business Day. Any payment made after 12:00 p.m. (Toronto time) on a Business Day shall be deemed to be made on the next following Business Day.
4.26
Judgment Currency.
(a)
If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section referred to as the “Judgment Currency”) an amount due under this Agreement or any other Loan Document in any currency (the “Obligation Currency”) other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date, or, if the courts of the applicable jurisdiction will not give effect to such conversion being made on such date, on the date on which the judgment is given (the applicable date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).
(b)
If, in the case of any proceeding in the court of any jurisdiction referred to in paragraph (a) above, there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the Borrower shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from the Borrower under this paragraph (b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Loan Documents.
(c)
The term “rate of exchange” in this Section means the rate of exchange as quoted by the Royal Bank of Canada, on the relevant date at or about 1:00 p.m. (Toronto time), of the Obligation Currency against the Judgment Currency.
4.27
Tax Indemnity
(a)
The parties acknowledge that they are not aware of any obligation under applicable law or the administrative practice of the Canada Revenue Agency or other relevant taxation authority that would require the Borrower to withhold or remit tax in respect of any payment made by the Borrower to the Lender under this Agreement.
(b)
Any amount, on account of tax, determined by the Borrower to be required to be withheld pursuant to applicable law or the administrative practice of the Canada Revenue Agency or other relevant taxation authority on any payments made to the Lender in respect of the Loan, including any amounts paid or payable to the Lender, shall be the sole financial responsibility of the Lender, and, where required by law or the administrative practice of the Canada Revenue Agency or other relevant taxation authority, the Borrower shall make payments to the Lender net of applicable taxes and shall not be liable to the Lender for such amounts remitted by the Borrower or the Lender, as the case may be, to any taxing authority as required by law or the administrative practice of the Canada Revenue Agency or other relevant taxation authority.
(c)
The Lender shall indemnify and hold harmless DMI, the Borrower and Denison (in this Section 8.27(c), each an “APG Indemnified Party”) within ten (10) days after written demand therefor (specifying in reasonable detail the nature and the amount of Taxes), for the full amount of any withholding Taxes (including interest and penalties with respect thereto) paid or payable by an APG Indemnified Party pursuant to an assessment or reassessment of withholding Taxes issued to the APG Indemnified Party by a Governmental Agency, on or with respect to any amount payable under this Agreement or the DMI Loan Agreement arising from a failure to withhold from any payment made hereunder or thereunder on account of withholding Taxes (including any penalties and interest with respect thereto) whether or not such withholding Taxes were correctly or legally imposed by the relevant Governmental Agency. A certificate as to the amount of such payment or liability delivered to the Lender by an APG Indemnified Party, if accompanied by a copy of the relevant document assessing or reassessing withholding Tax, shall be conclusive absent manifest error. For greater certainty, this indemnity shall apply only to withholding Taxes imposed under Part XIII of the Income Tax Act (Canada) and similar taxes imposed by a province of Canada, shall not apply to Taxes calculated by reference to or imposed on the net income or net profit of any APG Indemnified Party and shall not apply to the extent that the Taxes resulted directly as a consequence of a breach by any APG Indemnified Party of the terms of any Loan Document except to the extent that such withholding obligation relates to services considered to have been performed in Canada as contemplated by subsection 105(1) of the Regulations to the Income Tax Act (Canada) or similar obligation imposed by a province of Canada as well as any successor federal or provincial provisions. To the extent that an APG Indemnified Party is not itself a party to this Agreement, the Borrower shall, and shall be entitled to, hold the rights and entitlements arising under such indemnity, to the extent it is expressed to be for the benefit of such non-party, as a trustee for and on behalf of such non-party, and the Borrower shall take commercially reasonable steps to enforce such indemnity rights and entitlements for the benefit of such non-party.
(d)
If an APG Indemnified Party receives a refund of any withholding Taxes for which they have been indemnified by the Lender, the APG Indemnified Party shall become obligated to pay over such refund to the Lender, net of all reasonable out-of-pocket expenses of such APG Indemnified Party and without interest (other than any interest paid by the applicable Governmental Authority with respect to such refund); provided, that the Lender, upon the request of the APG Indemnified Party, agrees to repay the amount paid over to the Lender to the APG Indemnified Party in the event such APG Indemnified Party is required to repay such refund to such Governmental Authority.
(e)
The relevant APG Indemnified Party shall (i) notify the Lender promptly following receipt of any assessment or reassessment on account of taxes for which the Lender would have an indemnification obligation pursuant to this Section 8.27 and (ii) contest such assessment or reassessment through appropriate filings, notices or proceedings if instructed to do so by the Lender (acting reasonably). The APG Indemnified Party may refrain from acting in accordance with any instructions from the Lender until it has received indemnification and/or security that it may reasonably require for any out-of-pocket expenses which it may incur in complying with the Lender’s instructions. The Lender and the APG Indemnified Party shall consult in good faith on the steps to be taken in order to contest the assessment or reassessment. The appointment of any professional advisors by the APG Indemnified Party shall be subject to approval by the Lender (acting reasonably).

(Signature Page Follows)

23058946.2

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
Lender:	ANGLO PACIFIC GROUP PLC
	By:	(signed) “Julian Treger”
Name: Julian Treger
Title: Director

Borrower:	9373721 CANADA INC.
	By:	(signed) “David Cates”
Name: David Cates
Title: President

Schedule A – Closing Deliveries
1.
Financing Statements and Registrations under the Personal Property Security Act (Ontario) and, if relevant, the Personal Property Security Act (Saskatchewan).
2.
Officer’s Certificate of Borrower re:
a.
Articles of Incorporation of Borrower
b.
Bylaws of Borrower
c.
Borrower’s prior names, if any
d.
Resolutions authorizing the Borrower’s entry into and performance under the transactions contemplated by the Loan Documents and the Security Documents
e.
Shareholders’ Agreement, if any
f.
Incumbency
g.
Share Register
h.
Solvency
i.
DMI Loan Agreement.
3.
Officer’s Certificate of Denison re:
a.
Articles of Incorporation of Denison
b.
Bylaws of Denison
c.
Resolutions authorizing Denison’s entry into and performance under the transactions contemplated by the Loan Documents and the Security Documents
d.
Incumbency
e.
Solvency.
4.
Certificate of Good Standing or equivalent of Borrower.
5.
Certificate of Good Standing or equivalent of Denison.
6.
Agreement between Lender, DMI, The Bank of Nova Scotia (“BNS”) and Borrower pursuant to which the Loan Collateral Account is identified, Borrower’s security interest in the Loan Collateral Account is granted and acknowledged, and account control mechanics are established in accordance with the terms of the Loan Documents.
7.
Evidence of amendments to BNS Loan Documents (as defined in the Intercreditor Agreement) and applicable security registrations as necessary to release any Lien granted to BNS on the APG Exclusive Collateral (as defined in the Intercreditor Agreement), the SPV Specific Collateral (as defined in the Intercreditor Agreement) and the Streaming Specific Collateral (as defined in the Intercreditor Agreement).
8.
Evidence of amendments to the BNS Loan Documents as required pursuant to Section 3.1(a) of the Intercreditor Agreement.
9.
A fully executed copy of the Intercreditor Agreement.
10.
A fully executed copy of each of the Security Documents.
11.
Evidence of receipt by Denison of all requisite consents and approvals, including the approval of the Toronto Stock Exchange, the NYSE – MKT and any other securities regulatory authorities that may be required in connection with the Loan, the Arrangement Fee Warrants or payment by Denison to the Lender of the Arrangement Fee in cash.
12.
Evidence of all third party consents required to permit disclosure to the Lender of certain information regarding the Toll Milling Agreement and the McClean Lake Joint Venture.
13.
Evidence of the completion of all other actions, recordings, filings and registrations with respect to the Security Documents that the Lender may deem necessary or desirable in order to perfect the security interests created under the Security Documents.
14.
Evidence of delivery of certificates of all shares pledged pursuant to the DMI Share Pledge to BNS, with such share certificates duly endorsed in blank for transfer or accompanied by duly executed stock transfer documentation.
15.
Delivery by Denison to Lender of all certificates representing the entire issued share capital of the Borrower duly endorsed in blank for transfer or accompanied by stock transfer documentation.
16.
Evidence that all fees and expenses then due and payable from the Borrower to the Lender (including reimbursement of USD$100,000 with respect to costs incurred in connection with the Lender’s due diligence) have been paid in full.

Schedule B – Security Documents
1.
The general security agreement dated on or about the date of this Agreement, between the Borrower and the Lender in relation to all assets of the Borrower.
2.
The share pledge agreement dated on or about the date of this Agreement by Denison in favour of the Lender under which Denison pledges its shares of the Borrower.
3.
The assignment of guarantee and security agreement dated on or about the date of this Agreement, between the Borrower and the Lender.

APG Loan Agreement

23058946.2